SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

InfraREIT, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

45685L 100

(CUSIP Number)

David Hernandez

c/o Hunt Consolidated, Inc.

1900 N. Akard Street

Dallas, TX 75201

Tel: (214) 978-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Common Unit CUSIP No. 45685L 100

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Hunt Consolidated, Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 15,270,867
	8	Shared voting power 1,569,106*
	9	Sole dispositive power 15,270,867
	10	Shared dispositive power 1,569,106*
11	Aggregate amount beneficially owned by each reporting person 16,839,973+
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 29.4% °
14	Type of reporting person CO – corporation

*	Consists of common units (“common units”) representing limited partnership interests in InfraREIT Partners, LP, a Delaware limited partnership (the “Operating Partnership”), held by Electricity Participant Partnership, LLC (“EPP”), which is a subsidiary of Hunt Consolidated, Inc. (“Hunt Consolidated”), for the benefit of current and former employees and service providers to Hunt Consolidated. Common units are redeemable for cash or, at InfraREIT, Inc.’s election, shares of common stock, par value $0.01 per share of InfraREIT, Inc. (“Common Stock”), on a one-for-one basis, beginning the day before the first year anniversary of the closing of InfraREIT, Inc.’s initial public offering.

+	Consists of (i) 3,176,878 shares of Common Stock held by Hunt Transmission Services, L.L.C., a subsidiary of Hunt Consolidated (“HTS”), and (ii) 13,663,095 common units held by HTS and EPP. Common units are redeemable for cash or, at InfraREIT, Inc.’s election, shares of Common Stock on a one-for-one basis, beginning the day before the first year anniversary of the closing of InfraREIT, Inc.’s initial public offering. Hunt Consolidated exercises investment discretion and control over the shares of Common Stock and common units referenced above.
°	In computing the percentage ownership, the reporting person has assumed that the common units beneficially owned by the reporting person have been exchanged for shares of Common Stock on a one-for-one basis and that those shares are outstanding but that no units representing limited partnership interests held by other persons have been exchanged for shares of Common Stock.

Common Unit CUSIP No. 45685L 100

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Hunter L. Hunt
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States Citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 16,839,973*
	9	Sole dispositive power 0
	10	Shared dispositive power 16,839,973*
11	Aggregate amount beneficially owned by each reporting person 16,839,973*
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 29.4%±
14	Type of reporting person IN – individual

*	Consists of (i) 3,176,878 shares of Common Stock held by HTS and (ii) 13,663,095 common units held by HTS and EPP, each of which is a subsidiary of Hunt Consolidated, an aggregate of 1,569,106 of which are held by EPP for the benefit of current and former employees and service providers to Hunt Consolidated. Mr. Hunt is a co-President of Hunt Consolidated and controls Hunt Consolidated through one or more intermediaries. Common units are redeemable for cash or, at InfraREIT, Inc.’s election, shares of Common Stock on a one-for-one basis, beginning the day before the first year anniversary of the closing of InfraREIT, Inc.’s initial public offering.
±	In computing the percentage ownership, the reporting person has assumed that the common units beneficially owned by the reporting person have been exchanged for shares of Common Stock on a one-for-one basis and that those shares are outstanding but that no units held by other persons have been exchanged for shares of Common Stock.

SCHEDULE 13D

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being jointly filed by Hunt Consolidated, Inc., a Delaware corporation (together with its subsidiaries, “Hunt Consolidated”), and Hunter L. Hunt, a citizen of the United States and member of the board of directors of InfraREIT, Inc., a Maryland corporation (“InfraREIT Inc.”). Hunt Consolidated and Mr. Hunt are collectively referred to as the “Reporting Persons.” This Amendment No. 2 relates to the common stock, par value $0.01 per share, of InfraREIT Inc. (“Common Stock”), including common units representing limited partnership interests in InfraREIT Partners, LP, a Delaware limited partnership, and supplements Item 4 of the statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on February 17, 2015, as amended by Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the Commission on March 10, 2015 (as so amended, the “Existing Schedule 13D”). All capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Existing Schedule 13D.

The Reporting Persons are filing this Amendment No. 2 to report certain possible changes in the plans of the Reporting Persons with respect to InfraREIT Inc., which relate to or may result from recently commenced discussions between Hunt Consolidated and certain other persons, on the one hand, and an independent committee of directors of InfraREIT Inc., on the other hand, regarding the matters described in Item 4 below.

Item 4.	Purpose of Transaction

Item 4 of the Existing Schedule 13D is hereby amended to add the following paragraphs at the end thereof:

In April 2014, Energy Future Holdings Corp. (“EFH”) and certain of its subsidiaries and affiliates (together with EFH, the “EFH Debtors”) commenced chapter 11 bankruptcy cases (collectively, the “Bankruptcy Case”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). As disclosed in their public filings, the EFH Debtors are currently engaged in a process that involves soliciting bids from third parties to acquire any or all of the assets or the reorganized equity of EFH or certain of its direct or indirect subsidiaries, excluding Texas Competitive Electric Holdings Company LLC (“TCEH”) and its subsidiaries, which are engaged in competitive electricity marketing activities.

The Reporting Persons understand that an indirect wholly owned subsidiary of EFH owns approximately 80.03% of the outstanding equity interests in Oncor Electric Delivery Company LLC (“Oncor”), which is a regulated company that is engaged in electricity transmission and distribution activities in the State of Texas. Oncor is not, however, a debtor in the Bankruptcy Case and continues to operate independently of the EFH Debtors.

Hunt Consolidated is currently in discussions with the EFH Debtors regarding certain possible transactions that would involve the direct or indirect acquisition of all or substantially all of the equity interests in Oncor (the “Oncor Acquisition”) by one or more entities that may be owned by Hunt Consolidated and, potentially, certain other investors who may provide equity financing in connection with such transactions (“Potential Investors”). In particular, Hunt Consolidated has submitted certain proposals to the EFH Debtors relating to an Oncor Acquisition and has from time to time been engaged in discussions with them regarding such proposals, which contemplate that Oncor would be restructured in a manner such that it would be able to operate within a real estate investment trust (a “REIT”) structure. Hunt Consolidated believes that the EFH Debtors are also engaged in discussions with other parties regarding a possible acquisition of Oncor and other alternative plan structures. There can be no assurance that Hunt Consolidated will enter into any definitive agreement with the EFH Debtors regarding an Oncor Acquisition. In addition, Hunt Consolidated has not entered into any definitive agreements with Potential Investors regarding the equity financing that would be required for the Oncor Acquisition or the formation of an equity consortium for such purposes, and there can be no assurance that any such agreements will ever be reached.

Moreover, the consummation of an Oncor Acquisition would likely be subject to significant conditions, including conditions relating to (i) the approval by the Bankruptcy Court of the acquisition and confirmation of a related plan of reorganization for the EFH Debtors, (ii) a private letter ruling from the U.S. Internal Revenue Service addressing certain issues relating to whether the spin-off of TCEH would qualify as a tax-free transaction, and (iii) approval for the Oncor Acquisition and related transactions by the Public Utility Commission of Texas and other regulatory bodies. There can be no assurance that any required approvals for the Oncor Acquisition would be obtained, or as to the timing thereof.

Notwithstanding the uncertainties associated with the pursuit of an Oncor Acquisition, Hunt Consolidated has determined, based on recent discussions with certain Potential Investors, that it is appropriate to commence discussions at the present time with an independent committee of directors of InfraREIT Inc. regarding a possible business combination involving Oncor and InfraREIT Inc. that may be carried out if the pursuit of the Oncor Acquisition is successful. It is expected that any such business combination, if agreed to by the parties, would require authorization by such committee of independent directors, would likely require the approval of the stockholders of InfraREIT Inc. and would be subject to numerous conditions, including the closing of the Oncor Acquisition. Such a business combination could take the form of a merger or other transaction or series of transactions involving Oncor and InfraREIT Inc. such that the combined company and its subsidiaries would ultimately own both the existing assets of InfraREIT Inc. and all or a substantial portion of the real property transmission and distribution assets of Oncor.

At the present time, Hunt Consolidated has not formulated or submitted to InfraREIT Inc. a proposal regarding a possible business combination involving InfraREIT Inc. Moreover, if any such proposal is made, Hunt Consolidated expects that significant additional diligence investigations and discussions would have to occur before any agreements could be reached with respect to a business combination involving Oncor and InfraREIT Inc. Hunt Consolidated cannot predict whether any terms and conditions that may be proposed, or the results of diligence activities, would be acceptable to Hunt Consolidated, Potential Investors, the board of directors of InfraREIT Inc. or any committee thereof, or whether InfraREIT Inc.’s board of directors or any committee thereof may elect to consider alternative transactions. In general, there can be no assurance that any transaction that may be proposed would be acceptable to the parties or that any agreement with respect to any such transaction will ever be reached.

At the present time, Hunt Consolidated does not expect that any business combination involving Oncor and InfraREIT Inc. would result in the termination of registration of InfraREIT Inc.’s common stock under the Securities Exchange Act of 1934, as amended, or the delisting of its common stock from the New York Stock Exchange. Moreover, Hunt Consolidated does not expect that any such business combination would be carried out in a manner that would adversely affect the ability of InfraREIT Inc. to continue to operate as a REIT. Instead, Hunt Consolidated expects that, if such a business combination were completed, InfraREIT Inc. would likely continue as a publicly traded company with a class of listed common stock that operates within a REIT structure. It is possible, however, that any such business combination, if consummated, would have one or more of the other effects described in paragraphs (a) through (j) of item 4 of Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

June 8, 2015	HUNT CONSOLIDATED, INC.

	By:	/s/ Gregory S. Imhoff
	Name:	Gregory S. Imhoff
	Title:	Attorney-In-Fact

	By:	/s/ Gregory S. Imhoff as Attorney-In-Fact for Hunter L. Hunt